EXHIBIT 99.1

Co-CEO Bulent Altan aims for transfer to the Company’s Supervisory Board; Co-CEO Mustafa Veziroglu will become the sole CEO

Gilching, Germany, May 11th, 2023 - The Supervisory Board of Mynaric AG (NASDAQ: MYNA) (FRA:M0YN) and the Co-CEO of the Company, Bulent Altan, in alignment with the further members of the Management Board have today agreed on the intended transfer of Mr. Altan to the Supervisory Board of the Company. For this purpose, Mr. Altan will resign from his position as Chief Executive Officer (CEO) and member of the Management Board of Mynaric AG as of the end of the Annual General Meeting 2023 of the Company at the beginning of Q3 2023. Simultaneously, the other Co-CEO Mustafa Veziroglu will become the sole CEO of the Company. The Supervisory Board intends to propose Mr. Altan for election as a member of the Supervisory Board at the Annual General Meeting 2023 and to seek the support of relevant investors for the election proposal to the Annual General Meeting in a timely manner.

Bulent Altan has been a member and CEO of the Company since March 2019. Since January 2023, he has been managing the company together with the other CEO, Mustafa Veziroglu. With the intended transfer to the Company’s Supervisory Board, Bulent Altan will continue to contribute his many years of experience in the Company’s business areas to the Company in the future. Mustafa Veziroglu, who is already successfully managing the Company’s business alongside Bulent Altan, will then be the Company’s sole CEO.